UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of June 2022
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 14, 2022, VectivBio Holding AG, or the Company, entered into an underwriting agreement (the “Underwriting Agreement”) with SVB Securities LLC and Piper Sandler & Co., as representatives of the several underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to issue and sell, in an underwritten public offering, an aggregate of 5,715,000 ordinary shares at a public offering price of $5.25 per share, for aggregate gross proceeds of approximately $30 million, before deducting underwriting discounts and commissions and other offering expenses. In addition, the Company granted the Underwriters an option for 30 days to purchase up to an additional 857,250 ordinary shares. The transaction contemplated by the Underwriting Agreement is expected to close on June 17, 2022, subject to customary closing conditions.
Also on June 14, 2022, the Company entered into a subscription and share purchase agreement (the “Purchase Agreement”) with Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V. (the “Investor”), pursuant to which the Investor agreed to purchase, and the Company agreed to sell 3,478,260 ordinary shares at a price of $5.75 per ordinary share, for gross proceeds of approximately $20 million, in a private placement transaction (the “Private Placement”). The ordinary shares in the Private Placement are being issued to the Investor pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) of the Securities Act.
Pursuant to the Purchase Agreement, as of the closing of the Private Placement, the Investor will have the right to nominate one person to the board of directors of the Company (the “Board”), to be proposed by the Board for election at a general meeting of shareholders that the Company has agreed to hold prior to the end of this year. For the interim period between the closing of the Private Placement and the potential election of the Investor’s proposed board designee by the Company’s general meeting of shareholders, and in case the Company’s general meeting of shareholders does not elect such proposed board designee, the Investor has the right to have a designee attend meetings of the Board, subject to certain exceptions and restrictions.
Under the terms of the Underwriting Agreement, the ordinary shares were offered pursuant to a registration statement on Form F-3 (File No. 333-264653), which was filed with the U.S. Securities and Exchange Commission on May 4, 2022 and was declared effective on May 12, 2022. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and the foregoing description of the terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the Purchase Agreement is filed as Exhibit 10.1 to this report on Form 6-K, and the foregoing description of the terms of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the press release announcing the pricing of the underwritten public offering is furnished as Exhibit 99.1 to this report on Form 6-K. The legal opinion of Homburger AG relating to the legality of the ordinary shares issued in the underwritten public offering is attached as Exhibit 5.1 to this report on Form 6-K.

Exhibits

1.1	Underwriting Agreement, dated as of June 14, 2022, by and among VectivBio Holding AG and SVB Securities LLC and Piper Sandler & Co., as representatives of the several underwriters named therein.

5.1	Opinion of Homburger AG.

10.1
Subscription and Share Purchase Agreement, dated as of June 14, 2022 between VectivBio Holding AG and Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V.

23.1	Consent of Homburger AG (included in Exhibit 5.1).

99.1	Press Release, dated June 14, 2022: VectivBio Announces Pricing of $30 Million Public Offering of Ordinary Shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

June 16, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer